Nektar Therapeutics

455 Mission Bay Boulevard South

San Francisco, California 94158-2117

November 20, 2017

VIA EDGAR

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ibolya Ignat, Senior Staff Accountant

Re:	Nektar Therapeutics
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017 File No. 000-24006

Dear Ms. Ignat:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 1, 2017, regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (File No. 000-24006) filed by Nektar Therapeutics, a Delaware corporation (the “Company” or “we”), on March 1, 2017 (the “Form 10-K”). Set forth below is the Company’s response to the Staff’s comment set forth in the letter.

We respectfully request, pursuant to 17 C.F.R. §200.83, that the Commission accord confidential treatment to the portions of this letter that are redacted and marked “[***]” in the EDGAR-filed copy of this response letter and not disclose such provisions to any person who is not an employee of the Commission unless otherwise required to do so by law. Confidential treatment is requested to protect confidential financial or commercial information the publication of which would result in competitive disadvantages. Along with its redacted EDGAR-filed copy, the Company is concurrently delivering an unredacted hard copy of its response to the Commission.

Staff Comment:

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Cost of goods sold, page 50

1.	You disclose that you have a manufacturing arrangement with a partner that includes a fixed price which is less than the fully burdened manufacturing cost for the reagent and that you expect this situation with this partner to continue in future years. Please tell us how you determined whether an adjustment to the cost basis of your inventory was warranted pursuant to ASC 330-10-35-1. Please also quantify for us the sales, cost of goods sold and gross profit for this product for your most recent annual and interim periods.

Response:

Background Information

In response to the Staff’s comment, we supplementally advise the Staff of certain background information relating to our relationship with the partner referred to above (the “Partner”):

•	We originally entered into a license and supply agreement with the Partner in [***], under which we license certain of our intellectual property rights and agree to manufacture and supply a raw material “reagent” used in the manufacturing of one of the Partner’s drug products. [***].

•	[***]. We were also contracted to receive a sales price for the supply of the reagent [***] and royalties based on sales of the drug product following commercialization.

•	[***]. We manufacture the reagent based on the binding purchase orders received from the Partner [***].

•	[***].

[***].

Also, as disclosed in our Form 10-K, in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview-Strategic Direction of Our Business (pg 48): “Historically, we have entered into a number of license and supply contracts under which we manufactured and supplied our proprietary polymer reagents on a fixed price or cost-plus basis. Our current strategy is to manufacture and supply polymer reagents to support our proprietary drug candidates or our third-party collaborators where we have a strategic development and commercialization relationship or where we derive substantial economic benefit.” This manufacturing activity is not a core component of our business strategy. We have elected to only enter into and maintain those manufacturing relationships associated with long-term collaboration agreements which include multiple sources of revenue, which we view holistically and in aggregate.

*** Information omitted and provided under separate cover to the Staff pursuant to 17 C.F.R. §200.83

Accounting Analysis

In considering ASC 330-10-35-1, we supplementally advise the Staff that, as noted above and disclosed in Note 1 to our Consolidated Financial Statements as of and for the fiscal year ended December 31, 2016 included in the Form 10-K, we manufacture our inventory of the reagent based on the receipt of firm purchase orders from the Partner. We analyze inventory impairment for the reagent based on the totality of our contractual relationship with the Partner. At each reporting period, we evaluate whether there is an inventory impairment caused by factors such as damage, physical deterioration, obsolescence, or a decrease in the utility of our inventory. To date we have noted no general impairment factors associated with this reagent; however, from time to time we identify and record lot-specific manufacturing reserves for lots that do not meet all required quality specifications.

In evaluating net realizable value of the inventory value on hand at each reporting period under ASC 330-10-35, we acknowledge that our gross margin is negative when including only the price paid per unit of the reagent shipped to the Partner. We note that Subtopic 330-10 and the ASC Master Glossary do not provide guidance regarding the term “selling price” used in the definition “net realizable value.” [***], we believe the consideration for the product sold to the Partner comprises both the fixed price per gram of the reagent and the [***] royalty revenue from the sales of the drug product. Accordingly, we have used this aggregated amount in our definition of net realizable value.

[***].

When we include both the fixed sales price of the reagent and the [***] royalty revenue, our net realizable value is greater than the inventory cost at the end of each reporting period. Accordingly, we concluded that our inventory valuation is not in excess of net realizable value and that we should not adjust the basis of inventory pursuant to ASC 330-10-35-1.

The table below summarizes the product sales, [***] royalty revenue, cost of goods sold and gross margin related to the Partner for the periods of the fiscal year ended December 31, 2016 and the nine months ended September 30, 2017 (in thousands):

	Year Ended December 31, 2016	Nine months ended September 30, 2017
Product sales	[***]	[***]
[***] royalty revenue	[***]	[***]
Total revenue from sales of product	[***]	[***]
Cost of goods sold	[***]	[***]
Gross margin	[***]	[***]

We also considered the guidance in ASC 330-10-35-2, which states:

“The cost basis of recording inventory ordinarily achieves the objective of a proper matching of costs and revenues. However, under certain circumstances cost may not be the amount properly chargeable against the revenues of future periods.”

*** Information omitted and provided under separate cover to the Staff pursuant to 17 C.F.R. §200.83

We had considered an alternative method, under which we would impair inventory in the periods of production for the amount less than the fixed price. This would result in recording a portion of the inventory costs as a period cost over several periods, as the inventory is produced. Then, we would recognize product sales with no margin when the reagent is sold. We concluded that such a method would reduce rather than improve the level of matching of revenues and expenses. It would also make it difficult for financial statement users to understand trends in costs incurred to manufacture materials for our partners. We concluded that it would be more beneficial to recognize costs to produce the inventory when shipped to the Partner, which results in matching those costs with the fixed price component of the consideration.

*    *    *    *    *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please do not hesitate to contact the undersigned at (415) 482-5570 or Jillian B. Thomsen, Senior Vice President, Finance and Chief Accounting Officer, at (415) 482-5555.

Sincerely,

/s/ Gil M. Labrucherie
Gil M. Labrucherie
Senior Vice President and Chief Financial Officer

cc:	Angela Connell, Accounting Branch Chief, Division of Corporation Finance
Jillian B. Thomsen, Senior Vice President, Finance and Chief Accounting Officer of Nektar Therapeutics
Mark A. Wilson, Vice President and General Counsel of Nektar Therapeutics
Sam Zucker, Esq., Sidley Austin LLP

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